Exhibit 99.4

TD Bank Group Reports Third Quarter 2019 Results Earnings News Release • Three and Nine months ended July 31, 2019

This quarterly Earnings News Release should be read in conjunction with the Bank's unaudited third quarter 2019 Report to Shareholders for the three and nine months ended July 31, 2019, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated August 28, 2019. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank's Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been revised to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of the Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter last year:

•	Reported diluted earnings per share were $1.74, compared with $1.65.
•	Adjusted diluted earnings per share were $1.79, compared with $1.66.
•	Reported net income was $3,248 million, compared with $3,105 million.
•	Adjusted net income was $3,338 million, compared with $3,127 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2019, compared with the corresponding period last year:

•	Reported diluted earnings per share were $4.71, compared with $4.43.
•	Adjusted diluted earnings per share were $5.11, compared with $4.84.
•	Reported net income was $8,830 million, compared with $8,374 million.
•	Adjusted net income was $9,557 million, compared with $9,135 million.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The third quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $75 million ($64 million after-tax or 3 cents per share), compared with $77 million ($65 million after-tax or 3 cents per share) in the third quarter last year.
•	Charges associated with the acquisition of Greystone of $26 million ($26 million after-tax or 2 cents per share).

TORONTO, August 29, 2019 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the third quarter ended July 31, 2019. Third quarter reported earnings were $3.2 billion, up 5%, and adjusted earnings were $3.3 billion, up 7%, compared with the same quarter last year.

"This was a great quarter for TD, reflecting increased earnings and revenue growth across all of our business segments," said Bharat Masrani, Group President and Chief Executive Officer, TD Bank Group. "Our record earnings are a testament to the strength of our diversified business model which enables us to enrich the lives of our customers as we continue to innovate for the future."

Canadian Retail

Canadian Retail reported net income of $1,890 million and adjusted net income of $1,916 million, an increase of 2% and 3%, respectively, compared with the same quarter last year. Revenue grew by 6% reflecting increased volumes and higher margins, and higher revenue in its wealth and insurance businesses. Canadian Retail continues to invest in new capabilities to make it easier for customers to manage their finances. This quarter, to further support its New to Canada strategy, Canadian Retail launched a new online money transfer service allowing customers to quickly and easily send money around the world from their TD personal accounts.

U.S. Retail

U.S. Retail reported and adjusted net income was $1,287 million (US$967 million), an increase of 13% (10% in U.S. dollars) on a reported basis and 11% (9% in U.S. dollars) on an adjusted basis, compared with the same quarter last year. TD Ameritrade contributed $294 million (US$220 million) in reported and adjusted earnings to the segment, an increase of 31% (26% in U.S. dollars) on a reported basis and 21% (17% in U.S. dollars) on an adjusted basis, compared to the same quarter last year.

The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, contributed $993 million (US$747 million), up 8% (6% in U.S. dollars) from the same quarter last year. Earnings growth reflects higher loan and deposit volumes. The U.S. Retail Bank remains focused on providing legendary customer service with the launch of its new digital mortgage offering that streamlines and accelerates the customer's home buying experience. Additionally, it launched new capabilities to align the U.S. Retail Bank and TD Ameritrade online platforms to enhance the customer experience. U.S. Retail continues to invest in its digital capabilities and further connectivity across its businesses.

Wholesale

Wholesale Banking reported net income of $244 million this quarter, an increase of 9% compared to the same quarter last year, reflecting higher revenue, partially offset by higher non-interest expenses and higher provisions for credit losses. Revenue for the quarter was $914 million, an increase of 13% compared with the third quarter last year, reflecting higher trading-related revenue, partially offset by lower fee revenue. The Wholesale Bank continues to focus on the global expansion of its U.S. dollar strategy.

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 12.0%.

TD BANK GROUP • THIRD QUARTER 2019 • EARNINGS NEWS RELEASE	Page 1

Innovation

"We continue to advance our innovation priorities, introduce new omni-channel capabilities and provide customers with the experiences they expect in a digital world," added Masrani. "We also promote innovation in the communities in which we operate. With the launch of this year's TD Ready Challenge, focused on Better Health, we are offering a total of 10 grants of $1 million each, to be awarded to 10 organizations offering innovative solutions for a changing world."

Conclusion

"I am very pleased with our performance this quarter," added Masrani. "As we head into the final quarter of the year, the macroeconomic environment has become less supportive. With the strength of our franchise and the investments we've been making in our capabilities, I am confident in our ability to continue meeting our customers' needs while delivering value for shareholders."

"I want to thank our more than 85,000 colleagues around the world for their contributions to our success," concluded Masrani. "Our results this quarter are a true reflection of their hard work and dedication."

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements".

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2018 MD&A") in the Bank's 2018 Annual Report under the heading "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings "Business Outlook and Focus for 2019", and for the Corporate segment, "Focus for 2019", and in other statements regarding the Bank's objectives and priorities for 2019 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans and to attract, develop, and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance, and the bank recapitalization "bail-in" regime; exposure related to significant litigation and regulatory matters; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2018 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings "Significant Events" and "Significant and Subsequent Events in 2019" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2018 MD&A under the headings "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, "Business Outlook and Focus for 2019", and for the Corporate segment, "Focus for 2019", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2019 • EARNINGS NEWS RELEASE	Page 2

TABLE 1:  FINANCIAL HIGHLIGHTS1

(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the nine months ended
	July 31 2019	April 30 2019	July 31 2018	July 31 2019	July 31 2018
Results of operations
Total revenue	$10,499	$10,228	$9,899	$30,725	$28,756
Provision for credit losses	655	633	561	2,138	1,810
Insurance claims and related expenses	712	668	627	2,082	1,760
Non-interest expenses – reported	5,374	5,248	5,131	16,477	14,829
Non-interest expenses – adjusted[2]	5,298	5,163	5,078	15,622	14,630
Net income – reported	3,248	3,172	3,105	8,830	8,374

Net income – adjusted[2]	3,338	3,266	3,127	9,557	9,135
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$675.9	$663.6	$635.2	$675.9	$635.2
Total assets	1,405.4	1,356.6	1,292.5	1,405.4	1,292.5
Total deposits	870.3	875.3	838.6	870.3	838.6
Total equity	86.4	84.9	77.7	86.4	77.7

Total Common Equity Tier 1 Capital risk-weighted assets[3]	454.9	452.3	428.9	454.9	428.9
Financial ratios
Return on common equity – reported	15.8%	16.5%	16.9%	14.8%	15.6%
Return on common equity – adjusted[4]	16.2	17.0	17.1	16.1	17.1
Return on tangible common equity[4]	22.0	23.4	24.5	21.0	22.7
Return on tangible common equity – adjusted[4]	22.2	23.6	24.2	22.3	24.3
Efficiency ratio – reported	51.2	51.3	51.8	53.6	51.6
Efficiency ratio – adjusted[2]	50.5	50.5	51.3	50.8	50.7

Provision for credit losses as a % of net average loans and acceptances[5]	0.38	0.39	0.35	0.43	0.39
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$1.75	$1.70	$1.65	$4.72	$4.44
Diluted	1.74	1.70	1.65	4.71	4.43
Dividends per share	0.74	0.74	0.67	2.15	1.94
Book value per share	44.30	43.51	39.34	44.30	39.34
Closing share price[6]	77.15	76.42	77.17	77.15	77.17
Shares outstanding (millions)
Average basic	1,825.3	1,826.6	1,830.0	1,828.4	1,838.4
Average diluted	1,828.6	1,830.0	1,834.0	1,831.6	1,842.6
End of period	1,819.2	1,828.4	1,826.1	1,819.2	1,826.1
Market capitalization (billions of Canadian dollars)	$140.4	$139.7	$140.9	$140.4	$140.9
Dividend yield[7]	3.9%	3.9%	3.5%	3.9%	3.5%
Dividend payout ratio	42.3	43.4	40.4	45.5	43.7
Price-earnings ratio	12.3	12.3	13.2	12.3	13.2

Total shareholder return (1 year)[8]	3.9	10.0	24.3	3.9	24.3
Common share information – adjusted (Canadian dollars)[2]
Per share earnings
Basic	$1.79	$1.75	$1.67	$5.12	$4.85
Diluted	1.79	1.75	1.66	5.11	4.84
Dividend payout ratio	41.1%	42.1%	40.1%	41.9%	40.0%

Price-earnings ratio	11.4	11.6	12.4	11.4	12.4
Capital ratios
Common Equity Tier 1 Capital ratio[3]	12.0%	12.0%	11.7%	12.0%	11.7%
Tier 1 Capital ratio[3]	13.4	13.5	13.3	13.4	13.3
Total Capital ratio[3]	16.1	15.8	15.4	16.1	15.4

Leverage ratio	4.1	4.2	4.1	4.1	4.1

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
[3]

Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For fiscal 2019, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA are all 100%. For fiscal 2018, the scalars for inclusion were 80%, 83%, and 86%, respectively.

[4]	Metrics are non-GAAP financial measures. Refer to the "Return on Common Equity" and "Return on Tangible Common Equity" sections of this document for an explanation.
[5]	Excludes acquired credit-impaired (ACI) loans.
[6]	Toronto Stock Exchange (TSX) closing market price.
[7]

Dividend yield is calculated as the annualized dividend per common share paid divided by daily average closing stock price in the relevant period. Dividend per common share is derived as follows: a) for the quarter – by annualizing the dividend per common share paid during the quarter; and b) for the year-to-date – by annualizing the year-to-date dividend per common share paid.

[8]	Total shareholder return is calculated based on share price movement and dividends reinvested over a trailing one-year period.

TD BANK GROUP • THIRD QUARTER 2019 • EARNINGS NEWS RELEASE	Page 3

HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank's U.S. strategic cards portfolio comprises agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses related to these portfolios in the Bank's Interim Consolidated Statement of Income. At the segment level, the retailer program partners' share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners' net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:   OPERATING RESULTS – Reported1

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2019	April 30 2019	July 31 2018	July 31 2019	July 31 2018
Net interest income	$6,024	$5,872	$5,655	$17,756	$16,483

Non-interest income	4,475	4,356	4,244	12,969	12,273
Total revenue	10,499	10,228	9,899	30,725	28,756
Provision for credit losses	655	633	561	2,138	1,810
Insurance claims and related expenses	712	668	627	2,082	1,760

Non-interest expenses	5,374	5,248	5,131	16,477	14,829
Income before income taxes and equity in net income of an investment in TD Ameritrade	3,758	3,679	3,580	10,028	10,357
Provision for income taxes	813	773	705	2,089	2,491

Equity in net income of an investment in TD Ameritrade	303	266	230	891	508
Net income – reported	3,248	3,172	3,105	8,830	8,374

Preferred dividends	62	62	59	184	163
Net income available to common shareholders and non-controlling interests in subsidiaries	$3,186	$3,110	$3,046	$8,646	$8,211
Attributable to:
Common shareholders	$3,186	$3,110	$3,028	$8,628	$8,157
Non-controlling interests	–	–	18	18	54

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.

TD BANK GROUP • THIRD QUARTER 2019 • EARNINGS NEWS RELEASE	Page 4

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income1

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2019	April 30 2019	July 31 2018	July 31 2019	July 31 2018
Operating results – adjusted
Net interest income	$6,024	$5,872	$5,655	$17,756	$16,483

Non-interest income[2]	4,475	4,356	4,244	12,969	12,362
Total revenue	10,499	10,228	9,899	30,725	28,845
Provision for credit losses	655	633	561	2,138	1,810
Insurance claims and related expenses	712	668	627	2,082	1,760

Non-interest expenses[3]	5,298	5,163	5,078	15,622	14,630
Income before income taxes and equity in net income of an investment in TD Ameritrade	3,834	3,764	3,633	10,883	10,645
Provision for income taxes	824	787	778	2,289	2,194

Equity in net income of an investment in TD Ameritrade[4]	328	289	272	963	684
Net income – adjusted	3,338	3,266	3,127	9,557	9,135

Preferred dividends	62	62	59	184	163
Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	3,276	3,204	3,068	9,373	8,972
Attributable to:

Non-controlling interests in subsidiaries, net of income taxes	–	–	18	18	54
Net income available to common shareholders – adjusted	3,276	3,204	3,050	9,355	8,918
Pre-tax adjustments of items of note
Amortization of intangibles[5]	(75)	(78)	(77)	(233)	(248)
Charges related to the long-term loyalty agreement with Air Canada[6]	–	–	–	(607)	–
Charges associated with the acquisition of Greystone[7]	(26)	(30)	–	(87)	–
Charges associated with the Scottrade transaction[8]	–	–	(18)	–	(168)
Impact from U.S. tax reform[9]	–	–	–	–	(48)
Provision for (recovery of) income taxes for items of note
Amortization of intangibles[5,10]	(11)	(12)	(12)	(36)	(42)
Charges related to the long-term loyalty agreement with Air Canada[6]	–	–	–	(161)	–
Charges associated with the acquisition of Greystone[7]	–	(2)	–	(3)	–
Charges associated with the Scottrade transaction[8]	–	–	–	–	(5)

Impact from U.S. tax reform[9]	–	–	(61)	–	344
Total adjustments for items of note	(90)	(94)	(22)	(727)	(761)
Net income available to common shareholders – reported	$3,186	$3,110	$3,028	$8,628	$8,157

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]

Adjusted Non-interest income excludes the following item of note: Adjustment to the carrying balances of certain tax credit-related investments, as explained in footnote 9 – first quarter 2018 – $(89) million. This amount was reported in the Corporate segment.

[3]

Adjusted Non-interest expenses exclude the following items of note: Amortization of intangibles, as explained in footnote 5 – third quarter 2019 – $50 million, second quarter 2019 – $55 million, first quarter 2019 – $56 million, third quarter 2018 – $53 million, second quarter 2018 – $62 million, first quarter 2018 – $63 million; these amounts were reported in the Corporate segment. Charges related to the long-term loyalty agreement with Air Canada, as explained in footnote 6 – first quarter 2019 – $607 million; this amount was reported in the Canadian Retail segment. Charges associated with the acquisition of Greystone, as explained in footnote 7 – third quarter 2019 – $26 million, second quarter 2019 – $30 million, first quarter 2019 – $31 million; this amount was reported in the Canadian Retail segment. Charges associated with Scottrade transaction, as explained in footnote 8 – second quarter 2018 – $16 million and first quarter 2018 – $5 million; these amounts were reported in the U.S. Retail segment.

[4]

Adjusted Equity in net income of an investment in TD Ameritrade excludes the following items of note: Amortization of intangibles, as explained in footnote 5 – third quarter 2019 – $25 million, second quarter 2019 – $23 million, first quarter 2019 – $24 million, third quarter 2018 – $24 million, second quarter 2018 – $24 million, first quarter 2018 – $22 million; and the Bank's share of TD Ameritrade's deferred tax balances adjustment, as explained in footnote 9 – first quarter 2018 – $(41) million. The earnings impact of both of these items was reported in the Corporate segment. The Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade Financial Services Inc. ("Scottrade"), as explained in footnote 8 – third quarter 2018 – $18 million, second quarter 2018 – $61 million, and first quarter 2018 – $68 million. This item was reported in the U.S. Retail segment.

[5]

Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.

[6]

On January 10, 2019, the Bank's long-term loyalty program agreement with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the "Transaction"). In connection with the Transaction, the Bank recognized an expense of $607 million ($446 million after-tax) in the Canadian Retail segment during the first quarter of 2019.

[7]

On November 1, 2018, the Bank acquired Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. ("Greystone"). The Bank incurred acquisition-related charges including compensation to employee shareholders issued in common shares in respect of the purchase price, direct transaction costs, and certain other acquisition-related costs. These amounts have been recorded as an adjustment to net income and were reported in the Canadian Retail segment.

[8]

On September 18, 2017, the Bank acquired Scottrade Bank and TD Ameritrade acquired Scottrade, together with the Bank's purchase of TD Ameritrade shares issued in connection with TD Ameritrade's acquisition of Scottrade (the "Scottrade transaction"). Scottrade Bank merged with TD Bank, N.A. The Bank and TD Ameritrade incurred acquisition-related charges including employee severance, contract termination fees, direct transaction costs, and other one-time charges. These amounts have been recorded as an adjustment to net income and include charges associated with the Bank's acquisition of Scottrade Bank and the after-tax amounts for the Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade. These amounts were reported in the U.S. Retail segment.

[9]

In the first quarter of 2018, the reduction of the U.S. federal corporate tax rate enacted by the Tax Cuts and Jobs Act (the "U.S. Tax Act") resulted in a net charge to earnings of $453 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances, and a net $405 million income tax expense resulting from the remeasurement of the Bank's deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments. The amount was estimated during the first quarter of 2018 and was updated during the third quarter of 2018, resulting in a net $61 million deferred income tax benefit. The earnings impact was reported in the Corporate segment.

[10]

The amount reported for the nine months ended July 31, 2018, excludes $31 million relating to the one-time adjustment of associated deferred tax liability balances as a result of the U.S. Tax Act. The impact of this adjustment is included in the Impact from U.S. tax reform item of note.

TD BANK GROUP • THIRD QUARTER 2019 • EARNINGS NEWS RELEASE	Page 5

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)1

(Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2019	April 30 2019	July 31 2018	July 31 2019	July 31 2018
Basic earnings per share – reported	$1.75	$1.70	$1.65	$4.72	$4.44

Adjustments for items of note[2]	0.04	0.05	0.02	0.40	0.41
Basic earnings per share – adjusted	$1.79	$1.75	$1.67	$5.12	$4.85

Diluted earnings per share – reported	$1.74	$1.70	$1.65	$4.71	$4.43

Adjustments for items of note[2]	0.05	0.05	0.01	0.40	0.41
Diluted earnings per share – adjusted	$1.79	$1.75	$1.66	$5.11	$4.84

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. For fiscal 2019, the capital allocated to the business segments is based on 10% CET1 Capital. Capital allocated to the business segments was based on 9% for fiscal 2018.

Adjusted Return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 5:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2019	April 30 2019	July 31 2018	July 31 2019	July 31 2018

Average common equity	$80,160	$77,369	$70,935	$77,773	$69,849
Net income available to common shareholders – reported	3,186	3,110	3,028	8,628	8,157

Items of note, net of income taxes[1]	90	94	22	727	761
Net income available to common shareholders – adjusted	$3,276	$3,204	$3,050	$9,355	$8,918
Return on common equity – reported	15.8%	16.5%	16.9%	14.8%	15.6%
Return on common equity – adjusted	16.2	17.0	17.1	16.1	17.1

[1]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders' equity less goodwill, imputed goodwill and intangibles on an investment in TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the Bank's income producing assets, independent of whether or not they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are each non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2019	April 30 2019	July 31 2018	July 31 2019	July 31 2018

Average common equity	$80,160	$77,369	$70,935	$77,773	$69,849
Average goodwill	17,123	17,083	16,339	17,073	16,136
Average imputed goodwill and intangibles on an investment in TD Ameritrade	4,145	4,136	4,114	4,153	4,100
Average other acquired intangibles[1]	666	717	648	680	702

Average related deferred tax liabilities	(272)	(269)	(222)	(259)	(247)
Average tangible common equity	58,498	55,702	50,056	56,126	49,158
Net income available to common shareholders – reported	3,186	3,110	3,028	8,628	8,157

Amortization of acquired intangibles, net of income taxes[2]	64	66	65	197	206
Net income available to common shareholders after adjusting for after-tax amortization of acquired intangibles	3,250	3,176	3,093	8,825	8,363

Other items of note, net of income taxes[2]	26	28	(43)	530	555
Net income available to common shareholders – adjusted	$3,276	$3,204	$3,050	$9,355	$8,918
Return on tangible common equity	22.0%	23.4%	24.5%	21.0%	22.7%
Return on tangible common equity – adjusted	22.2	23.6	24.2	22.3	24.3

[1]	Excludes intangibles relating to software and asset servicing rights.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

TD BANK GROUP • THIRD QUARTER 2019 • EARNINGS NEWS RELEASE	Page 6

SIGNIFICANT EVENTS IN 2019

Agreement for Air Canada Credit Card Loyalty Program

On January 10, 2019, the Bank's long-term loyalty program agreement (the "Loyalty Agreement") with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the "Transaction"). Under the terms of the Loyalty Agreement, the Bank will become the primary credit card issuer for Air Canada's new loyalty program when it launches in 2020 through to 2030. TD Aeroplan cardholders will become members of Air Canada's new loyalty program and their miles will be transitioned when Air Canada's new loyalty program launches in 2020.

In connection with the Transaction, the Bank paid $622 million plus applicable sales tax to Air Canada, of which $547 million ($446 million after sales and income taxes) was recognized in Non-interest expenses – Other in the Canadian Retail segment during the first quarter of 2019, and $75 million was recognized as an intangible asset which will be amortized over the Loyalty Agreement term. In addition, the Bank prepaid $308 million plus applicable sales tax for the future purchase of loyalty points over a ten-year period. The Bank also expects to incur additional pre-tax costs of approximately $100 million over two years to build the functionality required to facilitate the new program. The Transaction reduced the Bank's CET1 ratio by approximately 13 basis points (bps).

Acquisition of Greystone

On November 1, 2018, the Bank acquired 100% of the outstanding equity of Greystone for consideration of $821 million, of which $479 million was paid in cash and $342 million was paid in the Bank's common shares. The value of 4.7 million common shares issued as consideration was based on the volume weighted-average market price of the Bank's common shares over the 10 trading day period immediately preceding the fifth business day prior to the acquisition date and was recorded based on market price at close. Common shares of $167 million issued to employee shareholders in respect of the purchase price are being held in escrow for two years post-acquisition, subject to their continued employment, and are being recorded as a compensation expense over the two-year escrow period.

The acquisition was accounted for as a business combination under the purchase method. As at November 1, 2018, the acquisition contributed $165 million of assets and $46 million of liabilities. The excess of accounting consideration over the fair value of the identifiable net assets has been allocated to customer relationship intangibles of $140 million, deferred tax liability of $37 million, and goodwill of $432 million. Goodwill is not deductible for tax purposes. The results of the acquisition have been consolidated from the acquisition date and reported in the Canadian Retail segment.

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments, the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the Bank's 2018 MD&A, and Note 29 Segmented Information of the Bank's Consolidated Financial Statements for the year ended October 31, 2018. For information concerning the Bank's measure of ROE, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking's results are reversed in the Corporate segment. The TEB adjustment for the quarter was $37 million, compared with $33 million in the prior quarter and $26 million in the third quarter last year.

TD BANK GROUP • THIRD QUARTER 2019 • EARNINGS NEWS RELEASE	Page 7

TABLE 7:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2019	April 30 2019	July 31 2018	July 31 2019	July 31 2018
Net interest income	$3,122	$3,010	$2,948	$9,176	$8,554

Non-interest income	3,024	2,949	2,851	8,917	8,307
Total revenue	6,146	5,959	5,799	18,093	16,861
Provision for credit losses – impaired	282	256	226	802	682

Provision for credit losses – performing	34	24	20	104	53
Total provision for credit losses	316	280	246	906	735
Insurance claims and related expenses	712	668	627	2,082	1,760
Non-interest expenses – reported	2,533	2,481	2,400	8,098	6,943
Non-interest expenses – adjusted[1]	2,507	2,451	2,400	7,404	6,943
Provision for (recovery of) income taxes – reported	695	681	674	1,889	1,981

Provision for (recovery of) income taxes – adjusted[1]	695	683	674	2,053	1,981
Net income – reported	1,890	1,849	1,852	5,118	5,442
Net income – adjusted[1]	$1,916	$1,877	$1,852	$5,648	$5,442

Selected volumes and ratios
Return on common equity – reported[2]	41.7%	43.2%	48.6%	38.8%	48.8%
Return on common equity – adjusted[1,2]	42.2	43.9	48.6	42.9	48.8
Net interest margin (including on securitized assets)	2.96	2.99	2.93	2.96	2.90
Efficiency ratio – reported	41.2	41.6	41.4	44.8	41.2

Efficiency ratio – adjusted[1]	40.8	41.1	41.4	40.9	41.2
Assets under administration (billions of Canadian dollars)	$419	$421	$403	$419	$403

Assets under management (billions of Canadian dollars)	350	349	297	350	297
Number of Canadian retail branches	1,097	1,100	1,108	1,097	1,108

Average number of full-time equivalent staff	41,583	40,498	38,838	40,695	38,316

[1]

Adjusted non-interest expenses exclude the following items of note: Charges related to the long-term loyalty agreement with Air Canada in the first quarter 2019 – $607 million ($446 million after-tax); and charges associated with the acquisition of Greystone in the third quarter 2019 – $26 million ($26 million after-tax), second quarter 2019 – $30 million ($28 million after-tax) and the first quarter 2019 – $31 million ($30 million after-tax). For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[2]	Capital allocated to the business segment was based on 10% CET1 Capital in fiscal 2019 and 9% in fiscal 2018.

Quarterly comparison – Q3 2019 vs. Q3 2018

Canadian Retail reported net income for the quarter was $1,890 million, an increase of $38 million, or 2%, compared with the third quarter last year, reflecting higher revenue, partially offset by higher non-interest expenses including charges related to the acquisition of Greystone, as well as higher insurance claims, and PCL. On an adjusted basis, net income for the quarter was $1,916 million, an increase of $64 million, or 3%. The reported and adjusted annualized ROE for the quarter was 41.7% and 42.2%, respectively, compared with 48.6% in the third quarter last year.

Canadian Retail revenue is derived from Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $6,146 million, an increase of $347 million, or 6%, compared with the third quarter last year.

Net interest income was $3,122 million, an increase of $174 million, or 6%, reflecting volume growth and higher margins. Average loan volumes increased $21 billion, or 5%, reflecting 4% growth in personal loans and 8% growth in business loans. Average deposit volumes increased $11 billion, or 3%, reflecting 5% growth in personal deposits, 2% growth in wealth deposits, and 1% growth in business deposits. Net interest margin was 2.96%, an increase of 3 bps, reflecting higher interest rates, partially offset by competitive pricing in loans.

Non-interest income was $3,024 million, an increase of $173 million, or 6%, reflecting higher insurance premiums, higher fee-based revenue in the wealth business, and the acquisition of Greystone. The increase in non-interest income also included $35 million related to increases in the fair value of investments supporting claims liabilities, which resulted in a similar increase to insurance claims.

Assets under administration (AUA) were $419 billion as at July 31, 2019, an increase of $16 billion, or 4%, compared with the third quarter last year, reflecting new asset growth. Assets under management (AUM) were $350 billion as at July 31, 2019, an increase of $53 billion, or 18%, compared with the third quarter last year, reflecting the acquisition of Greystone, increases in market value, and new asset growth.

PCL was $316 million, an increase of $70 million, or 28%, compared with the third quarter last year. PCL – impaired for the quarter was $282 million, an increase of $56 million, or 25%, reflecting low prior period provisions in business banking, higher insolvencies in the current quarter in other personal lending and credit card portfolios, and volume growth. PCL – performing was $34 million, an increase of $14 million, reflecting parameter updates in the consumer lending portfolios. Total PCL as an annualized percentage of credit volume was 0.29%, or an increase of 5 bps.

Insurance claims and related expenses for the quarter were $712 million, an increase of $85 million, or 14%, compared with the third quarter last year. The increase reflects increased business volumes, higher current year claims, and changes in the fair value of investments supporting claims liabilities, partially offset by less severe weather-related events and more favourable prior years' claims development.

Reported non-interest expenses for the quarter were $2,533 million, an increase of $133 million, or 6%, compared with the third quarter last year, reflecting higher costs supporting business growth, including additional employees and higher cost per employee, and charges related to the acquisition of Greystone, partially offset by lower marketing and promotion costs. On an adjusted basis, non-interest expenses were $2,507 million, an increase of $107 million, or 4%.

The reported and adjusted efficiency ratio for the quarter was 41.2% and 40.8%, respectively, compared with 41.4% in the third quarter last year.

Quarterly comparison – Q3 2019 vs. Q2 2019

Canadian Retail reported net income for the quarter increased $41 million, or 2%, compared with the prior quarter, reflecting higher revenue, partially offset by higher non-interest expenses, insurance claims, and PCL. On an adjusted basis, net income increased $39 million, or 2%. The reported and adjusted annualized ROE for the quarter was 41.7% and 42.2%, respectively, compared with 43.2% and 43.9%, respectively, in the prior quarter.

Revenue increased $187 million, or 3%, compared with the prior quarter. Net interest income increased $112 million, or 4%, reflecting the effect of three additional days in the third quarter and volume growth, partially offset by lower margins. Average loan volumes increased $6 billion, or 2%, reflecting 1% growth in personal loans and 2% growth in business loans. Average deposit volumes increased $5 billion, or 2%, reflecting 2% growth in personal deposits and 2% growth in business deposits. Net interest margin was 2.96%, a decrease of 3 bps, reflecting a prior period refinement in revenue recognition assumptions in the auto finance portfolio and competitive pricing in term deposits.

TD BANK GROUP • THIRD QUARTER 2019 • EARNINGS NEWS RELEASE	Page 8

Non-interest income increased $75 million, or 3%, due to higher fee-based revenues in the wealth and banking businesses, higher revenue from the insurance business, and the effect of three additional days in the third quarter. The increase in non-interest income was partially offset by $18 million related to decreases in the fair value of investments supporting claims liabilities, which resulted in a similar decrease to insurance claims.

AUA decreased $2 billion, compared with the prior quarter, reflecting decreases in market value, partially offset by new asset growth. AUM increased $1 billion, compared with the prior quarter, reflecting increases in market value, partially offset by net fund outflows.

PCL increased $36 million, or 13%, compared with the prior quarter. PCL – impaired increased by $26 million, or 10%, reflecting new formations in the business banking portfolio and low prior period provisions in the real estate secured lending portfolios. PCL – performing increased by $10 million, reflecting parameter updates in the consumer lending portfolios. Total PCL as an annualized percentage of credit volume was 0.29%, an increase of 2 bps.

Insurance claims and related expenses increased $44 million, or 7%, compared with the prior quarter. The increase reflects increased business volumes and higher current year claims, partially offset by more favourable prior years' claims development, changes in the fair value of investments supporting claims liabilities, and less severe weather-related events.

Reported non-interest expenses increased $52 million, or 2%, compared with the prior quarter, reflecting higher costs supporting business growth, including additional employees and higher cost per employee, and revenue-based variable expenses in the wealth business, partially offset by lower spend related to strategic initiatives. On an adjusted basis, non-interest expenses increased $56 million, or 2%.

The reported and adjusted efficiency ratio for the quarter was 41.2% and 40.8%, respectively, compared with 41.6% and 41.1%, respectively, in the prior quarter.

Year-to-date comparison – Q3 2019 vs. Q3 2018

Canadian Retail reported net income for the nine months ended July 31, 2019, was $5,118 million, a decrease of $324 million, or 6%, compared with same period last year. The decrease in earnings reflects charges related to the agreement with Air Canada and the acquisition of Greystone, higher other non-interest expenses, insurance claims, and PCL, partially offset by revenue growth. On an adjusted basis, net income for the period was $5,648 million, an increase of $206 million, or 4%. The reported and adjusted annualized ROE for the period was 38.8% and 42.9%, respectively, compared with 48.8%, in the same period last year.

Revenue for the period was $18,093 million, an increase of $1,232 million, or 7%, compared with same period last year. Net interest income was $9,176 million, an increase of $622 million, or 7%, reflecting volume growth and higher margins. Average loan volumes increased $22 billion, or 6%, reflecting 5% growth in personal loan volumes and 9% growth in business loan volumes. Average deposit volumes increased $9 billion, or 3%, reflecting 4% growth in personal deposits volume and 2% growth in business deposit volumes. Net interest margin was 2.96%, an increase of 6 bps, reflecting rising interest rates, partially offset by competitive pricing in loans.

Non-interest income was $8,917 million, an increase of $610 million, or 7%, reflecting higher revenue from the insurance business, higher fee-based revenue in the banking businesses, the acquisition of Greystone, and higher fee-based revenue due to higher asset levels in the wealth management business. The increase in non-interest income also included $171 million related to increases in the fair value of investments supporting claims liabilities, which resulted in a similar increase to insurance claims.

PCL was $906 million, an increase of $171 million, or 23%, compared with the same period last year. PCL – impaired was $802 million, an increase of $120 million, or 18%, reflecting low prior period provisions in business banking, higher losses in the current period in the other personal and auto lending portfolios, and volume growth. PCL – performing was $104 million, an increase of $51 million, reflecting credit migration in the consumer lending and business banking portfolios, and parameter updates in the consumer lending portfolios. Annualized PCL as a percentage of credit volume was 0.29%, an increase of 4 bps.

Insurance claims and related expenses were $2,082 million, an increase of $322 million, or 18%, compared with the same period last year. The increase reflects changes in the fair value of investments supporting claims liabilities, increased business volumes, higher current year claims, and less favourable prior years' claims development, partially offset by less severe weather-related events.

Reported non-interest expenses were $8,098 million, an increase of $1,155 million, or 17%, compared with the same period last year. The increase reflects charges related to the agreement with Air Canada and the acquisition of Greystone, higher spend supporting business growth including additional employees and higher cost per employee, and investment in strategic initiatives, partially offset by restructuring and promotion costs in the same period last year. On an adjusted basis, non-interest expenses were $7,404 million, an increase of $461 million, or 7%.

The reported and adjusted efficiency ratio for the period was 44.8% and 40.9%, respectively, compared with 41.2% for the same period last year.

TD BANK GROUP • THIRD QUARTER 2019 • EARNINGS NEWS RELEASE	Page 9

TABLE 8:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended			For the nine months ended
Canadian Dollars	July 31 2019	April 30 2019	July 31 2018	July 31 2019	July 31 2018
Net interest income	$2,241	$2,231	$2,114	$6,719	$6,031

Non-interest income[1]	745	677	698	2,123	2,055
Total revenue	2,986	2,908	2,812	8,842	8,086
Provision for credit losses – impaired	184	199	185	668	571

Provision for credit losses – performing	71	27	37	119	102
Total provision for credit losses	255	226	222	787	673
Non-interest expenses – reported	1,604	1,527	1,528	4,742	4,463
Non-interest expenses – adjusted[2]	1,604	1,527	1,528	4,742	4,442
Provision for (recovery of) income taxes – reported[1]	134	150	144	386	341

Provision for (recovery of) income taxes – adjusted[1,2]	134	150	144	386	346
U.S. Retail Bank net income – reported	993	1,005	918	2,927	2,609
U.S. Retail Bank net income – adjusted[2]	993	1,005	918	2,927	2,625
Equity in net income of an investment in TD Ameritrade – reported[1,3]	294	258	225	863	465

Equity in net income of an investment in TD Ameritrade – adjusted[1,4]	294	258	243	863	612
Net income – reported	1,287	1,263	1,143	3,790	3,074
Net income – adjusted	$1,287	$1,263	$1,161	$3,790	$3,237

U.S. Dollars
Net interest income	$1,686	$1,676	$1,620	$5,050	$4,704

Non-interest income[1]	561	507	536	1,596	1,604
Total revenue	2,247	2,183	2,156	6,646	6,308
Provision for credit losses – impaired	138	150	142	502	448

Provision for credit losses – performing	53	20	28	89	78
Total provision for credit losses	191	170	170	591	526
Non-interest expenses – reported	1,208	1,148	1,172	3,565	3,483
Non-interest expenses – adjusted[2]	1,208	1,148	1,172	3,565	3,466
Provision for (recovery of) income taxes – reported[1]	101	112	111	290	264

Provision for (recovery of) income taxes – adjusted[1,2]	101	112	111	290	268
U.S. Retail Bank net income – reported	747	753	703	2,200	2,035
U.S. Retail Bank net income – adjusted[2]	747	753	703	2,200	2,048
Equity in net income of an investment in TD Ameritrade – reported[1,3]	220	195	174	650	363

Equity in net income of an investment in TD Ameritrade – adjusted[1,4]	220	195	188	650	479
Net income – reported	967	948	877	2,850	2,398
Net income – adjusted	$967	$948	$891	$2,850	$2,527

Selected volumes and ratios
Return on common equity – reported[5]	12.9%	13.2%	13.1%	12.9%	12.0%
Return on common equity – adjusted[2,4,5]	12.9	13.2	13.3	12.9	12.7
Net interest margin[6]	3.27	3.38	3.33	3.36	3.25
Efficiency ratio – reported	53.8	52.6	54.4	53.6	55.2

Efficiency ratio – adjusted	53.8	52.6	54.4	53.6	54.9
Assets under administration (billions of U.S. dollars)	$20	$20	$19	$20	$19

Assets under management (billions of U.S. dollars)	43	47	58	43	58
Number of U.S. retail stores	1,238	1,238	1,246	1,238	1,246

Average number of full-time equivalent staff	26,590	26,735	26,804	26,729	26,452

[1]

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in an adjustment to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. The amount was estimated during the first quarter of 2018 and was updated during the third quarter of 2018. The earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[2]

Adjusted U.S. Retail Bank non-interest expense excludes the following item of note: Charges associated with the Bank's acquisition of Scottrade Bank in the second quarter 2018 – $16 million ($12 million after-tax) or US$13 million (US$10 million after-tax) and first quarter 2018 – $5 million ($4 million after-tax) or US$4 million (US$3 million after-tax). For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[3]	The after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade is recorded in the Corporate segment with other acquired intangibles.
[4]

Adjusted equity in net income of an investment in TD Ameritrade in the prior year excludes the following items of note: The Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade in the second quarter 2018 – $61 million or US$47 million after-tax and first quarter 2018 – $68 million or US$55 million after-tax. For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[5]	Capital allocated to the business segment was based on 10% CET1 Capital in fiscal 2019 and 9% in fiscal 2018.
[6]

Net interest margin excludes the impact related to the TD Ameritrade insured deposit accounts and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

Quarterly comparison – Q3 2019 vs. Q3 2018

U.S. Retail reported net income for the quarter was $1,287 million (US$967 million), an increase of $144 million (US$90 million), or 13% (10% in U.S. dollars), compared with the third quarter last year. On an adjusted basis, net income for the quarter was $1,287 million (US$967 million), an increase of $126 million (US$76 million), or 11% (9% in U.S. dollars). The reported and adjusted annualized ROE for the quarter was 12.9%, compared with 13.1% and 13.3%, respectively, in the third quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank's investment in TD Ameritrade. Net income for the quarter from the U.S. Retail Bank and the Bank's investment in TD Ameritrade were $993 million (US$747 million) and $294 million (US$220 million), respectively.

The contribution from TD Ameritrade of US$220 million increased US$46 million, or 26%, compared with the third quarter last year, primarily due to higher asset-based revenue, a gain on disposition of assets in the Trust business, and charges associated with the Scottrade transaction in the same quarter last year, partially offset by increased operating expenses. Adjusted contribution from TD Ameritrade increased US$32 million, or 17%.

TD BANK GROUP • THIRD QUARTER 2019 • EARNINGS NEWS RELEASE	Page 10

U.S. Retail Bank net income of US$747 million for the quarter increased US$44 million, or 6%, primarily due to loan and deposit growth, partially offset by higher expenses and PCL.

U.S. Retail Bank revenue is derived from personal and business banking, and wealth management. Revenue for the quarter was US$2,247 million, an increase of US$91 million, or 4%, compared with the third quarter last year. Net interest income increased US$66 million, or 4%, reflecting growth in loan and deposit volumes. Net interest margin was 3.27%, a decrease of 6 bps, primarily due to balance sheet mix, partially offset by higher deposit margins. Non-interest income increased US$25 million, or 5%, largely due to growth in personal banking fees, partially offset by the decline in wealth management fee income largely due to net fund outflows.

Average loan volumes increased US$9 billion, or 6%, compared with the third quarter last year due to growth in personal and business loans of 5% and 7%, respectively. Average deposit volumes were up US$3 billion, or 1%, compared with the third quarter last year, with growth in personal and business deposit volumes of 5% and 7%, respectively, offset by a decrease of 5% in sweep deposit volumes.

AUA were US$20 billion as at July 31, 2019, up slightly compared with the third quarter last year. AUM were US$43 billion as at July 31, 2019, a decrease of US$15 billion, or 26%, reflecting net fund outflows including the impact of the strategic disposition of U.S. money market funds in the first quarter of this year.

PCL for the quarter was US$191 million, an increase of US$21 million, or 12%, compared with the third quarter last year. PCL – impaired was US$138 million, a decrease of US$4 million, or 3%. PCL – performing was US$53 million, an increase of US$25 million, or 89%, primarily reflecting parameter updates in the consumer lending portfolios, partially offset by lower provisions in the commercial portfolio. U.S. Retail PCL including only the Bank's contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.48%, an increase of 2 bps.

Non-interest expenses for the quarter were US$1,208 million, an increase of US$36 million, or 3%, compared with the third quarter last year, reflecting higher employee-related costs, business and volume growth, and higher investments in business initiatives, partially offset by productivity and elimination of the Federal Deposit Insurance Corporation (FDIC) deposit insurance surcharge.

The efficiency ratio for the quarter was 53.8%, compared with 54.4%, in the third quarter last year.

Quarterly comparison – Q3 2019 vs. Q2 2019

U.S. Retail net income of $1,287 million (US$967 million) increased $24 million (US$19 million), or 2% (2% in U.S. dollars), compared with the prior quarter. The annualized ROE for the quarter was 12.9%, compared with 13.2% in the prior quarter.

The contribution from TD Ameritrade was US$220 million, an increase of US$25 million, or 13%, compared with the prior quarter, primarily due to a gain on disposition of assets in the Trust business.

U.S. Retail Bank net income for the quarter was US$747 million, a decrease of US$6 million, or 1% compared with the prior quarter.

Revenue for the quarter increased US$64 million, or 3%, compared with the prior quarter. Net interest income increased US$10 million, or 1%, primarily due to the effect of additional days in the quarter coupled with growth in loan and deposit volumes, partially offset by deposit margin compression. Net interest margin was 3.27%, a decrease of 11 bps, primarily due to lower deposit margins and balance sheet mix. Non-interest income increased US$54 million, or 11%, primarily reflecting higher personal banking fees and the effect of additional days in the quarter.

Average loan volumes increased US$3 billion, or 2%, compared with the prior quarter, due to growth in business and personal loans of 1% and 2%, respectively. Average deposit volumes were relatively flat compared with the prior quarter, with growth in business deposit volumes of 2%, offset by a decrease of 1% in sweep deposit volumes.

AUA were US$20 billion, as at July 31, 2019, relatively flat to prior quarter. AUM were US$43 billion as at July 31, 2019, a decrease of US$4 billion, or 8%, reflecting net fund outflows.

PCL for the quarter increased US$21 million, or 12%, compared with the prior quarter. PCL – impaired was US$138 million, a decrease of US$12 million, or 8%, primarily reflecting parameter updates in the consumer lending portfolios, partially offset by higher provisions in the commercial portfolio. PCL – performing was US$53 million, an increase of US$33 million, primarily reflecting parameter updates in the consumer lending portfolios, partially offset by lower provisions in the commercial portfolio. U.S. Retail PCL including only the Bank's contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.48%, an increase of 3 bps.

Non-interest expenses for the quarter were US$1,208 million, an increase of US$60 million, or 5%, compared with the prior quarter, reflecting the recovery of a legal provision in the prior quarter, store optimization, and the effect of additional days in the quarter.

The efficiency ratio for the quarter was 53.8%, compared with 52.6% in the prior quarter.

Year-to-date comparison – Q3 2019 vs. Q3 2018

U.S. Retail reported net income for the nine months ended July 31, 2019, was $3,790 million (US$2,850 million), an increase of $716 million (US$452 million), or 23% (19% in U.S. dollars), compared with the same period last year. On an adjusted basis, net income for the period increased $553 million (US$323 million), or 17% (13% in U.S. dollars). The reported and adjusted annualized ROE for the period was 12.9%, compared with 12.0% and 12.7%, respectively, in the same period last year.

Net income for the period from the U.S. Retail Bank and the Bank's investment in TD Ameritrade was $2,927 million (US$2,200 million) and $863 million (US$650 million), respectively.

The reported contribution from TD Ameritrade of US$650 million increased US$287 million, or 79%, compared with the same period last year, primarily due to charges associated with the Scottrade transaction in the same period last year, higher asset-based revenue, and decreased operating expenses. Adjusted contribution from TD Ameritrade increased US$171 million, or 36%.

U.S. Retail Bank reported net income for the period was US$2,200 million, an increase of US$165 million, or 8%, compared with the same period last year, primarily due to higher revenue, partially offset by higher expenses and PCL. U.S. Retail Bank adjusted net income increased US$152 million, or 7%.

Revenue for the period was US$6,646 million, an increase of US$338 million, or 5%, compared with same period last year. Net interest income increased US$346 million, or 7%, reflecting higher deposit margins as well as growth in loan and deposit volumes. Net interest margin was 3.36%, an 11 bps increase primarily due to higher deposit margins, partially offset by balance sheet mix. Non-interest income decreased US$8 million, as lower wealth management fees and investment income were partially offset by growth in personal banking fees.

Average loan volumes increased US$7 billion, or 5%, compared with the same period last year, due to growth in personal loans of 4% and business loans of 5%. Average deposit volumes increased US$3 billion, or 1%, with growth in personal and business deposit volumes of 4% and 5%, respectively, partially offset by a decrease of 4% in sweep deposit volumes.

PCL was US$591 million, an increase of US$65 million, or 12%, compared with the same period last year. PCL – impaired was US$502 million, an increase of US$54 million, or 12%, primarily reflecting higher provisions for the commercial portfolio. PCL – performing was US$89 million, an increase of US$11 million, or 14%, primarily reflecting parameter updates in the consumer lending portfolios, partially offset by lower provisions in the commercial

TD BANK GROUP • THIRD QUARTER 2019 • EARNINGS NEWS RELEASE	Page 11

portfolio. U.S. Retail PCL including only the Bank's contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume, was 0.51%, an increase of 3 bps.

Reported non-interest expenses for the period were US$3,565 million, an increase of US$82 million, or 2%, compared with the same period last year, reflecting higher investments in business initiatives, business volume growth, and higher employee-related costs, partially offset by productivity savings, the elimination of the FDIC deposit insurance surcharge, and the recovery of a legal provision. On an adjusted basis, non-interest expenses increased US$99 million, or 3%.

The reported and adjusted efficiency ratio for the period was 53.6%, compared with 55.2% and 54.9%, respectively, for the same period last year.

TABLE 9:  WHOLESALE BANKING1

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2019	April 30 2019	July 31 2018	July 31 2019	July 31 2018
Net interest income (TEB)	$198	$262	$276	$633	$877

Non-interest income	716	625	533	1,750	1,709
Total revenue	914	887	809	2,383	2,586
Provision for (recovery of) credit losses – impaired	12	–	–	12	(8)

Provision for (recovery of) credit losses – performing	(11)	(5)	(14)	(9)	3
Total provision for (recovery of) credit losses	1	(5)	(14)	3	(5)
Non-interest expenses	594	597	532	1,793	1,574

Provision for (recovery of) income taxes (TEB)[2]	75	74	68	139	249
Net income	$244	$221	$223	$448	$768

Selected volumes and ratios
Trading-related revenue (TEB)	$500	$411	$275	$1,162	$1,265
Gross drawn (billions of Canadian dollars)[3]	24.3	24.5	23.6	24.3	23.6
Return on common equity[4]	13.4%	12.5%	14.0%	8.2%	17.5%

Efficiency ratio	65.0	67.3	65.8	75.2	60.9

Average number of full-time equivalent staff	4,594	4,502	4,239	4,525	4,107

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time adjustment during the first quarter of 2018 to Wholesale Banking's U.S. deferred tax assets and liabilities to the lower base rate of 21%. The earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[3]	Includes gross loans and bankers' acceptances, excluding letters of credit, cash collateral, credit default swaps (CDS), and allowance for credit losses relating to the corporate lending business.
[4]	Capital allocated to the business segment was based on 10% CET1 Capital in fiscal 2019 and 9% in fiscal 2018.

Quarterly comparison – Q3 2019 vs. Q3 2018

Wholesale Banking net income for the quarter was $244 million, an increase of $21 million, or 9%, compared with the third quarter last year, reflecting higher revenue, partially offset by higher non-interest expenses and higher PCL.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $914 million, an increase of $105 million, or 13%, compared with the third quarter last year, reflecting higher trading-related revenue, partially offset by lower advisory and equity underwriting fees.

PCL for the quarter was $1 million, compared to a benefit of $14 million in the third quarter last year. PCL – impaired was $12 million. PCL – performing was a benefit of $11 million, compared to a benefit of $14 million last year.

Non-interest expenses were $594 million, an increase of $62 million, or 12%, compared with the third quarter last year reflecting continued investments supporting the global expansion of Wholesale Banking's U.S. dollar strategy and the impact of foreign exchange translation.

Quarterly comparison – Q3 2019 vs. Q2 2019

Wholesale Banking net income for the quarter was $244 million, an increase of $23 million, or 10%, compared with the prior quarter, reflecting higher revenue and lower non-interest expenses, partially offset by higher PCL.

Revenue for the quarter increased $27 million, or 3%, compared with the prior quarter, reflecting higher trading-related revenue, partially offset by lower advisory and underwriting fees.

PCL was $1 million, compared to a benefit of $5 million in the prior quarter. PCL – impaired was $12 million. PCL – performing was a benefit of $11 million, compared to a benefit of $5 million in the prior quarter.

Non-interest expenses for the quarter decreased $3 million, or 1%, compared with the prior quarter.

Year-to-date comparison – Q3 2019 vs. Q3 2018

Wholesale Banking net income for the nine months ended July 31, 2019, was $448 million, a decrease of $320 million, compared with net income of $768 million for the same period last year, reflecting lower revenue, higher non-interest expenses, and higher PCL.

Revenue was $2,383 million, a decrease of $203 million, or 8%, compared with the same period last year reflecting challenging market conditions in the first quarter of this year.

PCL was $3 million, compared to a benefit of $5 million in the same period last year. PCL – impaired was $12 million, compared to a benefit of $8 million in the prior year. PCL – performing was a benefit of $9 million, compared to provisions of $3 million in the same period last year.

Non-interest expenses were $1,793 million, an increase of $219 million, or 14%, compared with the same period last year. This increase reflects the revaluation of certain liabilities for post-retirement benefits recognized in the prior year, continued investments supporting the global expansion of Wholesale Banking's U.S. dollar strategy, and the impact of foreign exchange translation, partially offset by lower variable compensation.

TD BANK GROUP • THIRD QUARTER 2019 • EARNINGS NEWS RELEASE	Page 12

TABLE 10:  CORPORATE

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2019	April 30 2019	July 31 2018	July 31 2019	July 31 2018
Net income (loss) – reported[1]	$(173)	$(161)	$(113)	$(526)	$(910)
Pre-tax adjustments for items of note[2]
Amortization of intangibles	75	78	77	233	248

Impact from U.S. tax reform[1]	–	–	–	–	48
Total pre-tax adjustments for items of note	75	78	77	233	296

Provision for (recovery of) income taxes for items of note[1]	11	12	73	36	(302)
Net income (loss) – adjusted	$(109)	$(95)	$(109)	$(329)	$(312)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(156)	$(176)	$(214)	$(514)	$(601)
Other	47	81	87	167	235

Non-controlling interests	–	–	18	18	54
Net income (loss) – adjusted	$(109)	$(95)	$(109)	$(329)	$(312)

Selected volumes

Average number of full-time equivalent staff	17,277	16,710	15,377	16,739	14,764

[1]

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act in the first quarter of 2018 resulted in a net charge to earnings of $453 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances, and a net $405 million income tax expense resulting from the remeasurement of the Bank's deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments. The amount was estimated during the first quarter of 2018 and was updated during the third quarter of 2018, resulting in a net $61 million deferred income tax benefit.

[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Quarterly comparison – Q3 2019 vs. Q3 2018

Corporate segment's reported net loss for the quarter was $173 million, compared with a reported net loss of $113 million in the third quarter last year. Reported net loss increased primarily due to the income tax benefit from an update to the impact of U.S. tax reform in the third quarter last year, lower contribution from other items and non-controlling interests, partially offset by lower net corporate expenses. Other items decreased largely reflecting the negative impact of tax items and legal provisions in the current quarter. Net corporate expenses were lower largely due to lower net pension expenses and lower enterprise projects in the current quarter. Adjusted net loss was $109 million, flat to the third quarter last year.

Quarterly comparison – Q3 2019 vs. Q2 2019

Corporate segment's reported net loss for the quarter was $173 million, compared with a reported net loss of $161 million in the prior quarter. Reported net loss increased primarily reflecting lower contribution from other items, partially offset by lower net corporate expenses. Other items decreased reflecting the negative impact of tax items and lower revenue from treasury and balance sheet management activities in the current quarter. Net corporate expenses were lower largely due to lower net pension expenses and lower tax items in the current quarter. Adjusted net loss was $109 million, compared with an adjusted net loss of $95 million in the prior quarter.

Year-to-date comparison – Q3 2019 vs. Q3 2018

Corporate segment's reported net loss for the nine months ended July 31, 2019, was $526 million, compared with a reported net loss of $910 million in the same period last year. The decrease in reported net loss is primarily due to the income tax charge resulting from the impact from U.S. tax reform in the same period last year and lower net corporate expenses in the current period, partially offset by lower contribution from other items and non-controlling interests. Other items decreased reflecting the impact of legal provisions and lower revenue from treasury and balance sheet management activities in the current period. Net corporate expenses decreased primarily reflecting lower net pension expenses in the current period. Adjusted net loss for the nine months ended July 31, 2019, was $329 million, compared with an adjusted net loss of $312 million in the same period last year.

TD BANK GROUP • THIRD QUARTER 2019 • EARNINGS NEWS RELEASE	Page 13

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or

www.astfinancial.com/ca.en

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare
P.O. Box 505000

Louisville, KY 40233, or

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610

www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker, or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Normal Course Issuer Bid

On June 14, 2019, the Bank announced that the TSX and OSFI approved the Bank's previously announced Normal Course Issuer Bid (NCIB) to repurchase for cancellation up to 20 million of the Bank's common shares. Pursuant to the Notice of Intention filed with the TSX, the NCIB ends on June 17, 2020, such earlier date as the Bank may determine or such earlier date as the Bank may complete its purchases. A copy of the Notice may be obtained without charge by contacting TD Shareholder Relations by phone at 416-944-6367 or 1-866-756-8936 or by e-mail at tdshinfo@td.com.

Access to Quarterly Results Materials

Interested investors, the media and others may view the third quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD Investor Relations website at www.td.com/investor/.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on August 29, 2019. The call will be audio webcast live through TD's website at 1:30 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the third quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2019.jsp on August 29, 2019, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354#.

The audio webcast and presentations will be archived at www.td.com/investor/qr_2019.jsp. Replay of the teleconference will be available from 3:30 p.m. ET on August 29, 2019, until 11:59 p.m. ET on Thursday, September 26, 2019 by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 4990143#.

Annual Meeting

Thursday, April 2, 2020

Toronto, Ontario

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the fifth largest bank in North America by branches and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 13 million active online and mobile customers. TD had $1.4 trillion in assets on July 31, 2019. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Julie Bellissimo, Manager, Media Relations, 416-965-6050

TD BANK GROUP • THIRD QUARTER 2019 • EARNINGS NEWS RELEASE	Page 14